

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 21, 2006

Mr. John R. Bailey
Chief Financial Officer, Treasurer and Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

> **RE:    Form 10-KSB for the Fiscal Year ended December 31, 2005**
> **File No. 0-31505**

Dear Mr. Bailey:

      We have reviewed these filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response.  These revisions

should be included in your future filings, including your interim filings where applicable.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 13

2. Please tell us why you selected an independent auditor based in Tampa, Florida given that your corporate headquarters, and presumably your accounting records, are located in Plano, Texas. Please also tell us whether your independent auditor is licensed in the State of Texas.

Note J – Stock Issuances, page 25

3. You have accounted for the transaction with Global Energy Distribution Group, GEDG, as a purchase of GEDG by Global Energy Group, the registrant. However, it appears that the former shareholders of GEDG hold a majority interest in the post-acquisition entity. Normally, this would indicate that for accounting purposes GEDG has acquired the registrant in a reverse acquisition. However, we note in your proxy statement dated January 13, 2004, that GEDG and Global Energy Acquisition Group, GEAG, were then owned by the same persons. Given that GEAG controlled the registrant prior to the purchase transaction, it is unclear whether GEDG and the registrant were under common control prior to the purchase transaction.

   Paragraph 11 of SFAS 141 prohibits accounting for assets acquired from entities under common control using the purchase method. Based on the guidance in paragraph D14 of SFAS 141, exchanges of shares between entities under common control should be accounted for in a manner similar to a pooling of interests. EITF 02-5 provides guidance in determining whether entities are under common control for purposes of SFAS 141. Please provide us with additional information to help us understand whether GEDG and the registrant were under common control as defined by EITF 02-5 prior to the merger. Your analysis should be as a point in time prior to the transaction and the satisfaction of its conditions precedent, such as the majority purchase of GEDG by CND. If you believe a control analysis as of a different point in time is appropriate, please provide us with a separate analysis and explanation for your conclusion, in addition to that we have requested.

4. If you conclude that GEDG and the registrant were not under common control prior to the merger, it appears that your transaction with GEDG should be accounted for as a reverse acquisition. If you disagree, please provide us with additional information to understand the basis for your accounting. If you conclude that reverse acquisition accounting is appropriate, please ensure that

your accounting addresses the following bullet points and that the notes to your financial statements clearly discuss the transaction and your accounting for it:

- Prior to the date of the reverse acquisition the historical financial statements are required to be those of GEDG and should only include the historical results and operations of GEDG;

- The historical financial statements (GEDG) are required to reflect the shares issued by Global Energy Group (the registrant) "to acquire" GEDG as outstanding for all periods presented in a manner similar to a stock split. This will likely require a recalculation of the weighted average shares outstanding for EPS purposes;

- The historical financial statements (GEDG) should reflect the reverse acquisition of Global Energy Group on the acquisition date. The acquisition date is the date on which Global Energy Group issued its shares to GEDG. On the acquisition date, Global Energy Group's outstanding shares should be reflected as being issued by GEDG to acquire Global Energy Group.

- Subsequent to the date of the reverse acquisition, the historical financial statements are required to be those of GEDG and Global Energy Group on a consolidated basis.

Series B Purchase Agreement, page 36

5. Please tell us the assumptions used to value the Series B preferred stock warrants issued under the purchase agreement and provide us with your computation of the value of these warrants. Please also disclose any expenses associated with these warrants in your statement of operations.

Distribution Arrangements, page 37

6. Please tell us the assumptions used to value the warrants to purchase 700,000 shares of your common stock under the turnaround services agreement and provide us with your computation of the value of these warrants. Please also disclose any expenses associated with these warrants in your statement of operations.

<u>Form 8-K/A filed November 4, 2006</u>

<u>Exhibit 99.1</u>

<u>Global Energy Distribution Group, LLC</u>

<u>Financial Statements for the Year Ended December 31, 2004</u>

<u>Consolidated Balance Sheets</u>

7.  It is unclear why you have presented subscription receivables in the amount of $100,000 due from shareholders as a non-current asset as opposed to a reduction of member's equity.  Please refer to SAB Topic 4:G.  Please revise or advise.

<u>Consolidated Statements of Cash Flows</u>

8.  It is unclear why you have recorded the increase in subscriptions receivable of $100,000 as use of cash from investing activities.  This transaction does not appear to have an associated cash flow.  Further, cash capital contributions are properly reflected as financing activities.  Please refer to SFAS 95.

<u>Notes to Financial Statements</u>

9.  Please disclose your revenue recognition accounting policy and any other significant accounting policies.

<u>Financial Statements for the Six Months Ended June 30, 2005</u>

<u>General</u>

10. Please provide financial statement footnotes for the June 30, 2005 financial statements.  Please disclose your revenue recognition accounting policy and any other significant accounting policies.

11. Please provide us with a rollforward of member's equity from December 31, 2004 to June 30, 2005.

Exhibit 99.2

Pro Forma Financial Information

12. Please revise the pro forma financial information to reflect the resolution of our other comments.

13. It is unclear why you have increased other income (expense) by $64,865 for assumed earnings under the equity method given that GEDG's earnings of $64,865 are included in the consolidated pro forma operating income (loss) due to the 100% interest you acquire in the pro forma transaction.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,


Rufus Decker
Branch Chief